ANGLO AMERICAN

04024167

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

29 March, 2004

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Notification of N F Oppenheimer's shareholding in Anglo American plc pursuant to section 324 (2) of the UK Companies Act 1985 dated 29 March 2004.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

AVS 577123

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ANGLO AMERICAN PLC

2. Name of shareholder having a major interest

LEGAL & GENERAL INVESTMENT MANAGEMENT LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC NOMINEES LIMITED

5. Number of shares / amount of stock acquired

8,554,419

6. Percentage of issued class

0.58%

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

ORDINARY SHARES

10. Date of transactions

UP TO 19 MARCH 2004

11. Date company informed

23 MARCH 2004

12. Total holding following this notification

52,878,665

13. Total percentage holding of issued class following this notification

14. Any additional information

-

15. Name of contact and telephone number for queries

W THOMAS - 020 7698 8627

16. Name and signature of authorised company official responsible for making this notification

N JORDAN

Date of notification

23 MARCH 2004

ANGLO AMERICAN

News Release

29 March 2004

Anglo American announces sale of stake in Gold Fields

Anglo American plc ("Anglo American") announces that it has sold its 20% stake in Gold Fields Ltd ("Gold Fields") to MMC Norilsk Nickel, through its wholly-owned subsidiary Norimet Limited, for ZAR 7,631,251,245 (or approximately $1.16 billion). The sale of the 98,467,758 shares was effected by way of an on-market trade on the JSE Securities Exchange, South Africa. Anglo American will realise an approximate gain of $480 million on the sale of the Gold Fields shares.

The proceeds from the sale will be used to pay down Anglo American's South African indebtedness and to finance its ongoing capital expenditure programme in South Africa.

For the financial year ended 2003, Anglo American's investment in Gold Fields was recorded on Anglo American's balance sheet at $686 million. In terms of the current financial year, Anglo American will equity account the stake in Gold Fields for the three months ending March 2004.

Citigroup Global Markets Limited acted as financial adviser to Anglo American on the transaction.

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and

ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

AVS: 06581S
RXS: 0072X

ANGLO AMERICAN PLC

DIRECTORS' INTERESTS

Anglo American plc announces the following conditional award of ordinary shares of US$0.50 in the capital of the Company ("**Shares**") in connection with the operation of the Company's Long Term Incentive Plan.

The Long Term Incentive Plan provides directors and senior employees with shares awarded on a conditional basis as determined by the Remuneration Committee of the Board. The current award will vest in March 2007, subject to the satisfaction of the performance conditions.

In accordance with the determination of the Remuneration Committee, and in accordance with the rules of the Long Term Incentive Plan, the Company notified relevant directors on March 25, 2004 of the maximum conditional award of Shares under the Long Term Incentive Plan as follows:

Name of Director	**Number of Shares**
Mr B E Davison	45,720
Mr A W Lea	49,612
Mr A J Trahar	103,892

In addition to these Shares, Messrs Trahar and Davison have been granted conditional awards of further Shares to meet the Company's national insurance contribution liability on these awards under the Long Term Incentive Plan. They do not benefit from such an arrangement, which operates as a hedge against the Company's future uncapped national insurance contribution liability.

N Jordan
Secretary
26 March 2004

CC: AWL
NuS.
SEC(+S)

ANGLO AMERICAN plc
(the "Company")
(Incorporated in accordance with the laws of England and Wales)
Registered number 3564138

Notification concerning changes to interests pursuant to Section 324(2) of the Companies Act 1985 (the "Act") in ordinary shares ("Ordinary Shares") of US$0.50c in the capital of Anglo American plc (the "Company")

We were advised on 26 March 2004, pursuant to the Act, that as a result of a transaction undertaken on 16 March 2004, Mr N F Oppenheimer ceased to be interested in 6,870,745 Ordinary Shares of US$0.50 each in the Company.
Notice of this transaction, whereby Debswana Diamond Company (Proprietary) Limited disposed of those shares, was given to Central Holdings Limited on 22 March 2004.

Mr N F Oppenheimer had an interest by virtue of being a discretionary beneficiary of family trusts, which own an indirect economic interest in 84.51% of the Ordinary Shares in which Central Holdings Limited is interested. As a result of the transactions giving rise to the changes to Mr Oppenheimer's interests, Central Holdings Limited has ceased to be interested in 6,870,745 Ordinary Shares of the Company.

N Jordan
Secretary
29 March 2004